invensys®

Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

RLS Admin/Letters/2004/0051/vhb

82-2142

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

7 July 2004

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed 2 notifications released to the London Stock Exchange concerning

(a) Invensys plc – Tender Offer
(b) Invensys increases and extends tender offer for loan notes

Yours faithfully,

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

dlw 7/15

"NewsAlert@hemscott.co.uk" <NewsAlert
06/07/2004 16:33

To: "" <venetia.brown@invensys.com>
cc:
Subject: Invensys PLC - Tender Offer

HEMSCOTT

News Alert

•Hemscott •Hemscott Invest

Invensys PLC - Tender Offer

•Website •Fundamentals •Share Price

RNS Number:5562A
Invensys PLC
06 July 2004

NEWS RELEASE

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN OR INTO ITALY

6 July 2004

Invensys increases and extends tender offer for 71/8% notes due 2007

Invensys plc ("Invensys" or the "Company") announced today that it has increased and extended its pending tender offer for a portion of its outstanding 7-1/8% notes due 2007 issued by the Company under its former name Siebe plc.

As amended, the Company will have $154,400,000 available to fund the purchase of the Notes (the "Maximum Amount"), including the Early Tender Payment but excluding accrued interest. Originally, the Maximum Amount was $119,000,000.

The Company said that the expiration of the tender offer has been extended to 12:00 midnight, New York City time, on Monday, July 19,

2004 (the "Expiration Date"), and settlement is expected to occur promptly thereafter.

Except for the increase in the size of the tender offer and the extension of the Expiration Date described above, all other terms of the tender offer remain unchanged.

The Early Tender Date (as defined below) is not being extended. Accordingly, holders who tender Notes after 5:00 p.m., New York City time, on June 28, 2004 (the "Early Tender Date") will not receive the "Early Tender Payment" of $10.00 per $1,000 principal amount of Notes tendered.

As of 5:00 p.m., New York City time, on Friday, July 2, 2004, approximately $183.7 million in aggregate principal amount of Notes had been validly tendered and not withdrawn.

Withdrawal rights with respect to tendered Notes have expired. Accordingly, tendered Notes may no longer be withdrawn.

The terms and conditions of the tender offer are set forth in the Company's Offer to Purchase dated June 15, 2004, as amended and supplemented to and including the date hereof. This press release is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell any notes. The offer may only be made pursuant to the terms of the Offer to Purchase.

The Company has engaged Banc of America Securities LLC to act as exclusive dealer manager and solicitation agent in connection with the tender offer. Questions regarding the offer may be directed to Banc of America Securities LLC, High Yield Special Products, at 888-292-0070 (US toll-free) and 704-388-9217 (collect). Requests for documentation may be directed to Global Bondholder Services at (866) 807-2220 (US toll-free) and (212) 430-3774 (collect).

For more information please contact:

Invensys
Victoria Scarth
Mike Smith
+ 44 (0) 20 7821 3755

Brunswick
Nick Claydon /
+44 (0) 20 7404 5959

About Invensys plc

Invensys is a global automation, controls and process solutions Group. Our products, services, expertise and ongoing support enable intelligent systems to monitor and control processes in many different environments. The businesses within Invensys help customers in a variety of industries - including hydrocarbons, chemicals, oil and gas, power and utilities, rail, telecommunications, paper, food and beverage, dairy, pharmaceuticals and personal care - to perform with greater efficiency, safety and cost-effectiveness.
Process Systems provides products, services and solutions for the automation and optimisation of plant operation in the process industries. Eurotherm is a leading supplier of control and measurement instrumentation solutions and services to industrial and process customers. APV specialises in process equipment engineered into systems and asset services for food, beverage, personal care, pharmaceutical and chemical clients. Rail Systems is a multinational leader in the design, manufacture, supply, installation, commissioning and maintenance of safety-related rail signalling and control systems. Climate Controls is a major provider of the components, systems and services used across the world to make commercial and residential environments safer, more comfortable and more efficient. Appliance Controls has the broadest system and component offering for the appliance industry worldwide.
The Invensys Group is headquartered in the UK and listed on the London Stock

Exchange. With over 35,000 employees operating in 60 countries, Invensys helps
customers to improve their performance and profitability, building value for end
users and shareholders alike.
For more information, visit www.invensys.com.

The tender offer, to the extent made in the United Kingdom, will be directed
only at (i) persons who have professional experience in matters relating to
investments falling within Article 19(5) of the Financial Services and Markets
Act 2000 (Financial Promotion) Order 2001, as amended (the "Order") and (ii)
persons falling within Article 49(2)(a) to (d) of the Order and other persons to
whom it may otherwise lawfully be communicated (all such persons together being
referred to as "relevant persons"). The tender offer will not constitute an
offer or an invitation for an offer or a promotional message of any form to any
person (natural or legal) resident in the Republic of Italy to purchase or
acquire the Notes and will not constitute a public offer to buy or sell Notes in
Luxembourg.

This information is provided by RNS

The company news service from the London Stock Exchange

END
TENILFFEDFIRIIS